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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 52551

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/10_____ AND ENDING _____12/31/10_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Abshier, Webb, Donnelly & Baker, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 City West Blvd, Suite 590

(No. and Street)

Houston   Texas   77042

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice Webb-McCann   713-231-1402

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC

(Name – *if individual, state last, first, middle name*)

4421 Wanda Lane   **Flower Mound**   **Texas**   **75022**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, ___Janice Webb-McCann_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___**Abshier, Webb, Donnelly & Baker, Inc.**_____, as of ___December 31_____, 20__10___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JOHN D MCCANN
NOTARY PUBLIC, STATE OF TEXAS
MY COMMISSION EXPIRES
AUG. 29, 2013

Notary Public

Signature

FOUNDING MANAGING DIRECT

Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ABSHIER, WEBB, DONNELLY & BAKER, INC.

FINANCIAL REPORT

DECEMBER 31, 2010

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT



INDEPENDENT AUDITOR'S REPORT

Board of Directors
Abshier, Webb, Donnelly & Baker, Inc.

We have audited the accompanying statement of financial condition of Abshier, Webb, Donnelly & Baker, Inc. as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abshier, Webb, Donnelly & Baker, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
March 8, 2011

4421 Wanda Ln.   Flower Mound, TX 75022-5446   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com

ABSHIER, WEBB, DONNELLY & BAKER, INC.
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$	5,000
Commissions receivable		5,581
Restricted marketable securities		368
Clearing deposit		25,000
TOTAL ASSETS	$	35,949

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$	-

Stockholder's Equity

Preferred stock, $1 par value, 500,000 shares authorized, none issued and outstanding	$	-
Common stock, $1 par value, 1,500,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		79,000
Accumulated deficit		(44,051)
Total Stockholder's Equity		35,949
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	35,949

See notes to financial statements.

ABSHIER, WEBB, DONNELLY & BAKER, INC.
Statement of Income
Year Ended December 31, 2010

Revenue

Securities commissions	$	881,782
Investment banking		1,624
Management fees		1,400
TOTAL REVENUE		884,806

Expenses

Clearing and other charges	91,565
Management fees to Parent	786,405
TOTAL EXPENSES	877,970
NET INCOME	$ 6,836

ABSHIER, WEBB, DONNELLY & BAKER, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2010

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2009	1,000	$ 1,000	$ 79,000	$ (50,887)	$ 29,113
Net income	-	-	-	6,836	6,836
Balances at December 31, 2010	1,000	$ 1,000	$ 79,000	$ (44,051)	$ 35,949

ABSHIER, WEBB, DONNELLY & BAKER, INC.
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities:		
Net income	$	6,836
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities		
Increase in commissions receivable		(5,581)
Decrease in payable to clearing broker/dealer		(1,545)
Net cash used in operating activities		(290)
Net decrease in cash		(290)
Cash at beginning of year		5,290
Cash at end of year	$	5,000

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Abshier, Webb, Donnelly & Baker, Inc., (Company), is a Texas corporation and is a registered broker dealer maintaining its only office in Houston, Texas. The Company is a wholly owned subsidiary of AWDB Capital, LLC (Parent). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers are primarily individuals located in the state of Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

Cash, accounts receivable and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Note 1 - <u>**Nature of Business and Summary of Significant Accounting Policies (continued)**</u>

<u>Restricted Marketable Securities</u>

Restricted marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The securities are restricted due to investment letter restrictions, but part of a class of publically traded securities. The increase or decrease in fair value is credited or charged to operations.

<u>Investment Banking and Management Fees</u>

The Company recognizes investment banking and management fees when earned under the respective agreements.

<u>Security Transactions</u>

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

<u>Income Taxes</u>

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2010, open Federal Tax years include the tax years ended December 31, 2007 through December 31, 2009.

Note 2 - <u>**Transactions with Clearing Broker Dealer**</u>

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $25,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital and net capital requirements of $30,581 and $5,000, respectively. The Company's net capital ratio was 0.00 to 1.

Note 4 - Restricted Marketable Securities/Fair Value of Financial Instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability.

In accordance with FASB ASC 820, the following table summarizes the valuation of the Company's investments by the fair value hierarchy levels as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Restricted marketable securities	$ -	$ 368	$ -	$ 368

Note 4 - Restricted Marketable Securities/Fair Value of Financial Instruments (continued)

Restricted marketable securities are valued using market-based observable inputs. Cost and fair value of marketable securities at December 31, 2010, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Restricted marketable securities	$ 21,513	$ -	$ 21,145	$ 368

Note 5 - Income Taxes

The Company is not included in the federal income tax return of the Parent and files its income tax return on a separate company basis. The Company's current year taxable income was fully offset by prior years' net operating loss carryforwards; therefore, there is no provision for current federal income taxes. The Company has a net operating loss carry forward of approximately $53,000 available to offset future taxable income, which begins expiring in 2026. The net operating loss carryforward and the cumulative unrealized loss on marketable securities creates a deferred tax asset of approximately $11,000, which is fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 6 - Related Party Transactions

The Company and its Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

The Parent and the Company have entered into an office and administrative services agreement requiring the Parent to provide administrative services, office space, office equipment and supplies, payroll, marketing, sales, legal and accounting services and pay the other administrative and overhead expenses of the Company. The Agreement requires the Company to pay a proportional allocation services fee of the lesser of 75% of monthly gross revenues, or $55,000, as base compensation for the proportional costs incurred by Service Company on behalf the Company, plus additional amounts for overhead expenses, as determined by the Parent. Fees under this Agreement totaled $786,405 for the year ended December 31, 2010. The Agreement was not consummated on terms equivalent to arms length transactions.

Note 7 - <u>Off-Balance-Sheet Risk and Concentration of Credit Risk</u>

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has commissions receivable, restricted marketable securities and clearing deposit held by or due from the Company's clearing broker/dealer totaling $30,949, or approximately 86%, of its total assets.

Note 8 - <u>Contingencies</u>

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company

Note 9 - <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2010, through March 8, 2011, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

ABSHIER, WEBB, DONNELLY & BAKER, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2010

Total stockholder's equity qualified for net capital	$	35,949
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable		5,000
Net capital before haircuts		30,949
Haircuts on securities:		
Restricted marketable securities		368
Net Capital	$	30,581
Aggregate indebtedness	$	-
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	25,581
Ratio of aggregate indebtedness to net capital		0.05 to 1

ABSHIER, WEBB, DONNELLY & BAKER, INC.
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2010

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2010 (unaudited)	$	80,581
Adjustments made by Registrant prior to filing Amended Form X-17a-5:		
Decrease in commissions receivable		(50,000)
Net capital as computed on Schedule I	$	30,581

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Abshier, Webb, Donnelly & Baker, Inc.

In planning and performing our audit of the financial statements of Abshier, Webb, Donnelly & Baker, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
March 8, 2011

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Abshier, Webb, Donnelly & Baker, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Abshier, Webb, Donnelly & Baker, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Abshier, Webb, Donnelly & Baker, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Abshier, Webb, Donnelly & Baker, Inc.'s management is responsible for the Abshier, Webb, Donnelly & Baker, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

15

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
March 8, 2011

<table>
<tr><td>

SIPC-7

(33-REV 7/10)

</td><td>

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12 , 31 , 20 10
(Read carefully the Instructions in your Working Copy before completing this Form)

</td><td>

SIPC-7

(33-REV 7/10)

</td></tr>
</table>

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
052551   FINRA   DEC
ABSHIER WEBB DONNELLY & BAKER INC    19*19
2500 CITYWEST BLVD STE 725
HOUSTON TX 77042-3027
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) .... $ _1738.91_

 B. Less payment made with SIPC-6 filed (exclude interest) .... (_1135.00_)

 JUNE 2010
 Date Paid

 C. Less prior overpayment applied .... (_____)

 D. Assessment balance due or (overpayment) .... _____

 E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____

 F. Total assessment balance and interest due (or overpayment carried forward) $ _603.91_

 G. PAID WITH THIS FORM:
 Check enclosed, payable to SIPC
 Total (must be same as F above) .... $ _603.91_

 H. Overpayment carried forward .... $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ABSHIER WEBB DONNELLY & BAKER
(Name of Corporation, Partnership or other organization)
INC.

Jan
(Authorized Signature)

Dated the _9th_ day of _MARCH_, 20 _11_ .

FOUNDING MANAGING DIRECTOR
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

<table>
<tr><td rowspan="4">SIPC REVIEWER</td><td>Dates:</td><td>Postmarked</td><td>Received</td><td>Reviewed</td><td></td></tr>
<tr><td colspan="2">Calculations _____</td><td colspan="2">Documentation _____</td><td>Forward Copy _____</td></tr>
<tr><td colspan="4">Exceptions:</td><td></td></tr>
<tr><td colspan="4">Disposition of exceptions:</td><td></td></tr>
</table>

17

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _1 - 1_, 20_10_
and ending _12 · 31_, 20_10_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)

$ _884,806._ 00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

_0_

(2) Net loss from principal transactions in securities in trading accounts.

_0_

(3) Net loss from principal transactions in commodities in trading accounts.

_0_

(4) Interest and dividend expense deducted in determining item 2a.

_0_

(5) Net loss from management of or participation in the underwriting or distribution of securities.

_0_

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

_0_

(7) Net loss from securities in investment accounts.

_0_

Total additions

_0_

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

_97,676._ 00

(2) Revenues from commodity transactions.

_0_

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

_91,565._ 00

(4) Reimbursements for postage in connection with proxy solicitation.

_0_

(5) Net gain from securities in investment accounts.

_0_

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

_0_

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

_0_

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

_0_

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$_____ _0_

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$_____

Enter the greater of line (i) or (ii)

Total deductions

_189,241_

2d. SIPC Net Operating Revenues

$ _695,565_

2e. General Assessment @ .0025

$ _1738.91_

(to page 1, line 2.A.)

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